SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

September 6, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LVC Corporation Becomes Registered Cryptocurrency Exchanger

TOKYO – September 6, 2019 – LVC Corporation (“LVC”), a group company of LINE Corporation (“LINE”) and operator of LINE’s cryptocurrency and blockchain-related businesses, has become a registered cryptocurrency exchanger under Japan’s Payment Services Act on September 6, 2019.

LVC has been persevering to produce a sound business plan and activity, streamline the service’s security and system operation, and build a robust team to operate a secure service in accordance with the Financial Services Agency’s (“FSA”) guidance on the screening process and other necessary steps for the registration of new cryptocurrency exchangers.

Meanwhile, LINE TECH PLUS PTE. LTD. (LINE’s group company) has been operating the BITBOX cryptocurrency exchange since July 2018 in all countries except Japan and the United States as part of LINE’s efforts to develop and deliver a wide variety of financial services to make money more accessible to people around the world.

As a result, LVC has been listed in FSA’s official registry of virtual currency exchange service providers published today. LVC is now ready to begin preparing for the launch of its cryptocurrency exchange which places user safety and security in its forefront. Details of the service and schedule will be announced separately.

Please visit the following link to read the FSA’s announcement (in Japanese).

List of registered cryptocurrency exchangers

https://www.fsa.go.jp/policy/virtual_currency02/index.html

Registered information

Administrative jurisdiction: Kanto Finance Bureau

Registration number: Director of the Kanto Finance Bureau No. 00017

Registration date: September 6, 2019

Name of cryptocurrency exchanger: LVC Corporation

Corporate number: 3011101083054

Supported cryptocurrencies: Bitcoin (BTC), Ethereum (ETH), Ripple (XRP), Bitcoin Cash (BCH), Litecoin (LTC)

About LINE Corporation

(1) Name: LINE Corporation

(2) Head office: JR Shinjuku Miraina Tower 23F, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo

(3) Representative: Takeshi Idezawa, Representative Director, President, and CEO

(4) Business: Provision and operation of the LINE messaging app and content and services made available on the LINE platform, in addition to other web service businesses and AI businesses

(5) Capital: JPY 96.448 billion (as of June 30, 2019)

(6) Date of establishment: September 4, 2000

About LVC Corporation

(1) Name: LVC Corporation

(2) Head office: Sumitomo Fudosan Osaki Garden Tower 22F, 1-1-1 Nishishinagawa, Shinagawa-ku, Tokyo

(3) Representative: Yongsu Ko, Representative Director and CEO

(4) Business: Holding company operating cryptocurrency brokerage and blockchain-related businesses

(5) Capital: JPY 4.06 billion

(6) Established: January 31, 2018

(7) Registration number: Cryptocurrency exchanger, Director of the Kanto Finance Bureau No. 00017